SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of November, 2009

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release -Copa Holdings Reports Net Income of US$43.1 Million and EPS of US$0.99 for the Third Quarter of 2009

Copa Holdings Reports Net Income of US$43.1 Million and EPS of US$0.99 for the Third Quarter of 2009
Excluding special items, adjusted net income came in at US$52.6 million or US$1.20 per share

Panama City, Panama — November 12, 2009.  Copa Holdings, S.A. (NYSE: CPA), parent company of Copa Airlines and Aero Republica, today announced financial results for the third quarter of 2009 (3Q09). The terms “Copa Holdings" or "the Company" refer to the consolidated entity, whose operating subsidiaries are Copa Airlines and Aero Republica. The following financial and operating information, unless otherwise indicated, is presented in accordance with U.S. GAAP.  Unless otherwise stated, all comparisons with prior periods refer to the third quarter of 2008 (3Q08).

OPERATING AND FINANCIAL HIGHLIGHTS

•
Copa Holdings reported net income of US$43.1 million for 3Q09, or diluted earnings per share (EPS) of US$0.99, an increase of 86.8% as compared to net income of US$23.0 million or diluted EPS of US$0.53 in 3Q08.

•
Third quarter 2009 results include a special charge of US$14.6 million related to the accrual of costs associated with the retirement of four MD-80 aircraft as a result of Aero Republica’s transition to an all Embraer-190 fleet and a US$5.1 million non-cash gain associated with the mark-to-market of fuel hedge contracts. Excluding the impact of these special items, the company would have reported net income of US$52.6 million and diluted EPS of $1.20, an increase of 14.3% over 3Q08 adjusted net income.  See the accompanying reconciliation of non-GAAP financial information to GAAP financial information included in the financial tables section of this earnings release.

•
Operating income for 3Q09 came in at US$45.9 million, representing an operating margin of 14.2%, as compared to operating income for 3Q08 of US$57.1 million.  Excluding special fleet charges of US$14.6 million, operating income would have been US$60.5 million, which would have represented an operating margin of 18.7% for the quarter, up from 16.4% in 3Q08.

•
In 3Q09, total revenues reached US$323.7 million, representing a 7.2% decline, on a 10.7% capacity expansion.  Yield per passenger mile decreased 14.2% to 15.9 cents and operating revenue per available seat mile (RASM) decreased 16.2% to 12.7 cents.

•
Revenue passenger miles (RPMs) increased 8.5% from 1.78 billion in 3Q08 to 1.93 billion in 3Q09, and available seat miles (ASMs) increased 10.7% from 2.30 billion in 3Q08 to 2.55 billion in 3Q09, with the Copa Airlines segment increasing 11.6% and Aero Republica increasing 6.0%.  Consolidated load factor decreased 1.5 percentage points to 75.8%. Underlying Break-even load factor for 3Q09 decreased 4.8 percentage points to 59.7% from 64.5% in 3Q08.

•
Operating cost per available seat mile (CASM), decreased 14.0% from 12.7 cents in 3Q08 to 10.9 cents in 3Q09.  Excluding special charges, CASM would have decreased 18.5% from 12.7 cents in 3Q08 to 10.3 cents in 3Q09.  CASM, excluding fuel costs and special charges, would have decreased 1.4% from 7.3 cents in 3Q08 to 7.2 cents in 3Q09.

•
Cash, short term and long term investments ended the quarter at US$376.3 million, representing 30% of the last twelve months’ revenues.  During the quarter the Company made pre-delivery payments for future aircraft deliveries in the amount of $43.6 million.

•
Copa Holdings ended the quarter with a consolidated fleet of 55 aircraft.  Copa Airlines fleet consisted of 43 aircraft, including 28 Boeing 737 Next Generation and 15 Embraer-190’s. Aero Republica’s fleet consisted of 12 aircraft, including 11 Embraer-190’s and one MD-80.

•	For 3Q09, Copa Airlines reported on-time performance of approximately 87.1% and a flight-completion factor of 99.2%, maintaining its position among the best in the industry.

RECENT DEVELOPMENTS

•
On October 6, Aero Republica announced daily flights to Quito, Ecuador from Bogotá, Colombia beginning December 20, 2009.  With the addition of this destination, Aero Republica will now provide service to three international destinations from seven Colombian cities.

•
On October 12, the Panamanian government authorities presented Aerotocumen S.A. the order to proceed with the Phase 2 expansion project of Tocumen International Airport.  This project, which represents an investment of approximately US$70 million and is expected to be completed in early 2011, involves the expansion from 22 to 34 international gates and will consolidate Tocumen Airport as the most complete and convenient hub facility for intra-Latin America travel.

Consolidated Financial & Operating Highlights	3Q09	3Q08	% Change	2Q09	% Change
RPMs (millions)	1,930	1,779	8.5%	1,676	15.2%
ASMs (mm)	2,545	2,300	10.7%	2,438	4.4%
Load Factor	75.8%	77.3%	-1.5 p.p.	68.7%	7.1 p.p.
Yield	15.9	18.6	-14.2%	15.6	2.0%
PRASM (cents)	12.1	14.4	-15.9%	10.7	12.5%
RASM (cents)	12.7	15.2	-16.2%	11.4	11.7%
CASM (cents)	10.9	12.7	-14.0%	9.9	10.5%
Adjusted CASM (cents) (1)	10.3	12.7	-18.5%	9.9	4.7%
CASM Excl. Fuel (cents)	7.7	7.3	6.5%	7.1	9.7%
Adjusted CASM Excl. Fuel (cents) (1)	7.2	7.3	-1.4%	7.1	1.6%
Breakeven Load Factor (3)	59.7%	64.5%	-4.8 p.p.	59.7%	0.0 p.p.
Operating Revenues (US$ mm)	323.7	348.9	-7.2%	277.6	16.6%
EBITDAR (US$ mm) (2)	79.6	57.1	39.5%	91.2	-12.6%
Adjusted EBITDAR (US$ mm) (2)(3)	89.2	80.0	11.5%	64.1	39.1%
EBITDAR Margin (2)	24.6%	16.4%	8.2 p.p.	32.8%	-8.2 p.p.
Adjusted EBITDAR Margin (2)(3)	27.5%	22.0%	5.6 p.p.	23.1%	4.5 p.p.
Operating Income (US$ mm)	45.9	57.1	-19.6%	36.8	24.9%
Adjusted Operating Income (US$ mm) (1)	60.5	57.1	6.0%	36.8	64.6%
Operating Margin	14.2%	16.4%	-2.2 p.p.	13.2%	0.9 p.p.
Adjusted Operating Margin (1)	18.7%	16.4%	2.3 p.p.	13.2%	5.5 p.p.
Net Income (US$ mm)	43.1	23.0	87.8%	55.2	-21.8%
Adjusted Net Income (US$ mm) (3)	52.6	45.8	14.9%	28.1	87.4%
EPS - Basic (US$)	1.00	0.53	87.1%	1.27	-21.8%
Adjusted EPS - Basic (US$) (3)	1.21	1.06	14.5%	0.65	87.4%
EPS - Diluted (US$)	0.99	0.53	86.8%	1.26	-21.8%
Adjusted EPS - Diluted (US$) (3)	1.20	1.05	14.3%	0.64	87.3%
Weighted Avg. # of Shares - Basic (000)	43,344	43,195	0.3%	43,338	0.0%
Weighted Avg. # of Shares - Diluted (000)	43,710	43,491	0.5%	43,685	0.1%

(1) Adjusted Operating Income, Adjusted Operating Margin and Adjusted CASM for 3Q09 exclude special charges related to the accrual of costs associated with the retirement of four MD-80 aircraft as a result of Aero Republica’s transition to an all Embraer-190 fleet.
(2) EBITDAR means earnings before interest, taxes, depreciation, amortization and rent.
(3) Adjusted EBITDAR, Adjusted EBITDAR Margin, Breakeven Load Factor and Adjusted Net Income and Adjusted EPS (Basic and Diluted) exclude:  a) For 3Q09, exclude special charges related to the accrual of costs associated with the retirement of four MD-80 aircraft as a result of Aero Republica’s transition to an all Embraer-190 fleet and b) For 3Q09, 3Q08 and 2Q09 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges.
Note:  Attached to this press release is a reconciliation of non-GAAP financial measures to the comparable US GAAP measures.

MANAGEMENT’S COMMENTS ON 3Q09 RESULTS

Copa Holdings delivered another quarter of solid financial results with third quarter operating income coming in at US$45.9 million and net income at US$43.1 million.  Excluding US$14.6 million in special charges at Aero Republica related to the accrual of costs associated with the retirement of four MD-80 aircraft and a $5.1M non-cash gain associated with the mark-to-market of fuel hedge contracts, operating income and net income reported would have been US$60.5 million and US$52.6 million, respectively.

Total revenues decreased 7.2% during the quarter, while capacity increased 10.7%, which resulted in a 16.2% decrease in revenues per ASM (RASM) from 15.2 cents to 12.7 cents.  Passenger revenues, which represented 95% of total revenues, decreased 6.9% to US$307.4 million, due to a 15.9% decline in passenger revenue per ASM (PRASM), driven by a 14.2% drop in yield and a 1.5 percentage point decline in consolidated load factor from 77.3% to 75.8%.  However, break even load factor decreased 4.8 points from 64.5% in 3Q08 to 59.7% in 3Q09.

In 3Q09, Copa Airlines’ yields came in at 15.1 cents, representing a decline of 11.6% compared to 3Q08 and a 3.1% increase over 2Q09.  Copa Airlines’ yields declined year-over-year mainly as a result of lower average fares due to a less robust demand environment.  Aero Republica’s yields decreased 26.0% to 20.6 cents, as a result of a more competitive fare environment, reduced fuel surcharges and a weaker Colombian currency.  Nevertheless, the effect of lower yields at Aero Republica was partially offset by increased traffic, which for the quarter increased 18.3% and resulted in a load factor of 70.2%, or 7.3 percentage points above 3Q08.

Consolidated operating expenses for 3Q09 decreased 4.8% to US$277.8 million, while consolidated operating expenses per ASM (CASM) decreased 14.0% to 10.9 cents.  CASM, excluding fuel costs and special charges, decreased 1.4% from 7.3 cents in 3Q08 to 7.2 cents in 3Q09.

Aircraft fuel expense decreased 35.2% or US$43.9 million compared to 3Q08, despite a 10.7% increase in available seat miles (ASMs).  The Company’s effective jet fuel price, which includes a US$7.9 million negative fuel hedge effect in 3Q09 and a US$4.6 million positive fuel hedge effect in 3Q08, decreased from an average of US$3.81 in 3Q08 to US$2.24 in 3Q09.

For 3Q09, the Company had fuel hedges in place representing 28% of its consolidated volume.  Continuing with the execution of its fuel hedge policy, the Company currently has hedged approximately 23% of its 4Q09 volume.  Additionally, for both 2010 and 2011 the Company has hedged 17% and 9% of its consolidated volume, respectively.

The Company recorded a non-operating gain of US$0.4 million for 3Q09 compared to a US$32.4 million non-operating expense for 3Q08.  Non-operating income for 3Q09 consisted of a fuel hedge mark-to-market gain of US$5.1 million, compared to a fuel hedge mark-to-market loss of US$22.8 million in 3Q08.

Copa Holdings closed the quarter with US$376.3 million in cash, short term and long term investments, representing approximately 30% of last twelve months´ revenues.  During the quarter the Company funded from cash pre-delivery payments for future aircraft deliveries in the amount of $43.6 million.  Total debt at the end of 3Q09 amounted to US$900.5 million, most of which relates to aircraft and equipment financing.

For 3Q09, Aero Republica recorded an operating loss of US$9.8 million, compared to operating income of US$5.7 million in 3Q08. Aero Republica’s operating income, excluding the special fleet charges, would have come in at US$4.7 million, representing an operating margin of 7.4%.

Aero Republica continues to benefit from its international expansion and fleet transition strategy aimed at replacing its MD-80 fleet with modern and fuel-efficient Embraer-190 aircraft.  For 3Q09, Aero Republica’s capacity, in terms of ASMs flown in Embraer-190 aircraft as a percentage of its total capacity, increased from 50% in 3Q08 to 78% in 3Q09.  By the end of 1Q10, Aero Republica will operate an all Embraer-190 fleet with an average age of approximately two years, one of the youngest in the industry.  Additionally, as part of its international expansion, for 3Q09 Aero Republica’s international capacity represented 20% of total capacity.

Copa Airlines’ operational plan calls for capacity growth of approximately 14% during 2009, mostly as a result of the full year effect of capacity introduced during the course of 2008. During the same period, Aero Republica’s capacity will increase approximately 7% as the airline continues its transition to all Embraer-190 fleet.  Copa Holdings’ consolidated fleet is expected to end the year at 58 aircraft, composed of 20 737-700s, 11 737-800s and 26 Embraer-190s and 1 MD-80.

Copa Holdings continues to deliver industry-leading results, despite certain negative factors that affect the industry as a whole.  These results are the product of a solid and resilient business model based on developing the most comprehensive and convenient network for intra-Latin America travel and a very competitive cost structure.  Throughout the remainder of 2009, the Company will seek to continue strengthening its long term competitive position, with the advantages of a flexible fleet plan and a strong financial position.

OUTLOOK FOR 2009

Based on the Company’s year to date results, and our current expectations for the remainder of the year, we are narrowing our capacity guidance from +/-10.0 billion to +/-9.9 billion ASMs, which would represent a 12% capacity growth for 2009.  As a result of an improved demand outlook for the fourth quarter, we are increasing full year consolidated load factor guidance from +/-72% to +/-73%.   Additionally, we are increasing RASM guidance from +/-12.2 cents to +/-12.4 cents, as a result of expected improvement in consolidated load factor and yield.  With respect to costs, we now expect unit costs excluding fuel, CASM ex–fuel, to increase from +/-7.2 cents to +/- 7.3 cents, primarily as a result of additional passenger related expenses due to improved demand.  As a result, we are narrowing our operating margin guidance from a range of 16-18% to a range of 17-18%.  We currently estimate an effective full year 2009 jet fuel price, including the effect of current hedge contracts and into-plane costs, of US$2.17 per gallon, up from the previous estimate of $2.16 per gallon.

Financial Outlook (US GAAP)	2009 - Full Year Revised	2009 - Full Year Prior	2008 Actual
ASMs (billion)	+/-9.9	+/-10.0	8.8
Average Load Factor	+/-73%	+/-72%	76%
RASM (cents)	+/-12.4	+/-12.2	14.6
CASM Ex-fuel (cents)	+/- 7.3	+/- 7.2	7.5
Operating Margin	17-18%	16-18%	17.4%

OUTLOOK FOR 2010 – PRELIMINARY

For 2010, preliminary guidance calls for consolidated capacity growth of approximately 10%.  Load factors are expected to come in above 2009 levels; while unit revenues (RASM) are expected to increase approximately 3% mainly as a result an improved demand environment which we expect will result in both higher load factors and yields.  Unit costs excluding fuel, CASM ex-fuel, are expected to come in below 2009 levels.  The estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into plane costs for 2010 is US$2.23.  As a result, the Company is projecting an operating margin in the range of 19.0% to 21.0% for 2010.

Financial Outlook (US GAAP)	2010 - Full Year
ASMs (billion)	+/-10.9
Average Load Factor	+/-75%
RASM (cents)	+/-12.8
CASM Ex-fuel (cents)	+/- 7.0
Operating Margin	19-21%

CONSOLIDATED THIRD QUARTER RESULTS

Operating revenue

Consolidated revenue for 3Q09 totaled US$323.7 million, a 7.2% or US$25.2 million decline from operating revenue of US$348.9 million in 3Q08, mainly due to a 5.2% or US$14.6 million decrease in Copa Airlines’ operating revenue and a 13.1% or US$9.7 million decline in Aero Republica’s operating revenue.

Copa Airlines operating revenue

Copa Airlines operating revenue for 3Q09 totaled US$264.8 million, a 5.2% decline from operating revenue of US$279.3 million in 3Q08.  This decline was primarily due to a 5.5% or US$14.4 million drop in passenger revenue.

Passenger revenue. For 3Q09, passenger revenue totaled US$248.3 million, a 5.5% decline from passenger revenue of US$262.7 million in 3Q08 as ASMs increased by 11.6% in 3Q09 as compared to 3Q08.  Passenger yield decreased 11.6% to 15.1 cents, while load factor decreased 3.4 percentage points from 80.3% in 3Q08 to 76.9% in 3Q09.

Cargo, mail and other. Cargo, mail and other revenue totaled US$16.4 million in 3Q09, a 1.0% decline from cargo, mail and other of US$16.6 million in 3Q08.

Aero Republica operating revenue

During 3Q09, Aero Republica generated operating revenue of US$64.2 million, representing a 13.1% decline from 3Q08.  This decrease resulted mainly from a US$8.5 million or 12.5% decline in passenger revenue.  During the quarter, Aero Republica’s capacity (ASMs) increased by 6.0%, while traffic (RPMs) increased 18.3%, resulting in a load factor of 70.2% or 7.3 percentage point above 3Q08.  Yields decreased by 26.0% primarily due to lower fuel surcharges, a more competitive domestic environment and a weaker Colombian currency compared to the same period in 2008.

Operating expenses

For 3Q09, consolidated operating expenses decreased 4.8% to US$277.8 million, representing operating cost per available seat mile (CASM) of 10.9 cents.  Operating expenses, excluding special charges, totaled US$263.2 million, a 9.8% decrease from operating expenses of US$291.8 million for 3Q08.  Operating cost per available seat mile (CASM), excluding fuel costs and special charges, decreased 1.4% from 7.3 cents in 3Q08 to 7.2 cents in 3Q09.  An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 3Q09, aircraft fuel totaled US$80.8 million, a US$43.9 million or 35.2% decrease from aircraft fuel of US$124.7 million in 3Q08. This decline was primarily a result of a 41.1% decrease in the average price per gallon of jet fuel (all-in), which averaged US$2.24 in 3Q09 as compared to US$3.81 in 3Q08, offset by a 9.7% increase in gallons consumed resulting from increased capacity.  The all-in average price per gallon of jet fuel for 3Q09 includes a US$7.9 million realized fuel hedge loss compared to a US$4.6 million realized fuel hedge gain in 3Q08.
Salaries and benefits. For 3Q09, salaries and benefits totaled US$39.1 million, a 10.8% increase over salaries and benefits of US$35.2 million in 3Q08. This increase was mostly a result of an overall increase in operating headcount to support additional capacity.
Passenger servicing. For 3Q09, passenger servicing totaled US$28.8 million, an 11.4% increase over passenger servicing of US$25.9 million in 3Q08. This increase was primarily a result of an increase in capacity and passengers carried.
Commissions. For 3Q09, commissions totaled US$15.9 million, a 9.7% decrease from commissions of US$17.6 million in 3Q08. This decrease was primarily a result of a lower revenue base and a lower average commission rates at both Copa Airlines and Aero Republica.
Reservations and sales. Reservations and sales totaled US$16.0 million, a 13.8% increase from reservation and sales of US$14.0 million in 3Q08.  This increase was primarily a result of 13.3% more passengers carried.
Maintenance, material and repairs. For 3Q09, maintenance, material and repairs totaled US$18.2 million, a 19.7% increase over maintenance, material and repairs of US$15.2 million in 3Q08. This increase was primarily a result of increased capacity and the timing of major overhaul events at Copa Airlines.
Depreciation. Depreciation totaled US$11.9 million in 3Q09, a 7.1% increase over depreciation of US$11.1 million in 3Q08. This increase was primarily related to the depreciation of new aircraft and spares.
Flight operations, aircraft rentals. landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 7.1% from US$33.6 million in 3Q08 to US$36.0 million in 3Q09.
Other. Other expenses totaled US$16.5 million in 3Q09, an increase of US$2.1 million.
Special charges. During 3Q09, the Company registered a US$14.6 million charge related to the accrual of costs associated with the retirement of four MD-80 aircraft  as a result of Aero Republica’s ongoing transition to an all Embraer-190 fleet.

Copa Airlines operating expenses

Copa Airlines’ operating expenses decreased 8.3% to US$209.0 million from US$227.9 million in 3Q08, despite an 11.6% increase in capacity.  Operating expenses per available seat mile decreased 17.8% to 9.8 cents in 3Q09 from 11.9 cents in 3Q08.  Excluding fuel costs, operating expenses per available seat mile decreased 2.2% from 6.8 cents in 3Q08 to 6.7 cents in 3Q09.

Aircraft fuel. For 3Q09, aircraft fuel totaled US$66.7 million, a 31.7% decrease from aircraft fuel expense of US$97.6 million in the same period in 2008. This decrease was primarily a result of a 38.8% decline in the average price per gallon of jet fuel (all-in), which averaged US$2.26 in 3Q09 as compared to US$3.69 in 3Q08. The all-in average price per gallon of jet fuel for 3Q09 includes $7.7 million realized fuel hedge loss compared to a US$4.6 million realized fuel hedge gain in 3Q08.
Salaries and benefits. For 3Q09, salaries and benefits totaled US$30.4 million, an 11.1% increase over salaries and benefits of US$27.4 million in the same period in 2008. This increase was mainly a result of an overall increase in operating headcount to support additional capacity.
Passenger servicing. Passenger servicing totaled US$24.3 million for 3Q09, a 13.5% increase over passenger servicing of US$21.4 million in 3Q08.  This increase was primarily the result of an increase in capacity and passengers carried.
Commissions. Commissions totaled US$13.0 million for 3Q09, a 5.2% decrease from commissions of US$13.7 million in 3Q08. This decrease was primarily a result of a lower revenue base and lower average commission rate.
Reservations and sales. Reservations and sales totaled US$11.5 million, a 9.4% increase from reservation and sales of US$10.5 million in 3Q08.  This increase was primarily a result of a 6.1% increase in passengers carried and higher average rate of commissions for global distribution systems.
Maintenance, materials and repairs. Maintenance, materials and repairs totaled US$15.3 million in 3Q09, a 39.6% increase over maintenance, materials and repairs of US$10.9 million in 3Q08. This increase was a result of increased capacity and the timing of major overhaul events.
Depreciation. Depreciation totaled US$10.9 million in 3Q09, a 9.3% increase over depreciation of US$9.9 million in 3Q08, primarily related to depreciation of new aircraft and spare parts.
Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals decreased 1.7% from US$26.2 million in 3Q08 to US$25.7 million in 3Q09.
Other. Other expenses increased US$1.0 million from US$10.4 million in 3Q08 to US$11.4 million in 3Q09.

Aero Republica operating expenses

Aero Republica’s operating expenses increased 8.6% to US$74.0 million in 3Q09 from US$68.1 million in 3Q08.  Operating expenses per available seat mile (CASM) increased 2.5% to 18.1 cents in 3Q09 from 17.6 cents in 3Q08.  CASM, excluding fuel costs and special charges, increased 4.1% from 10.6 cents in 3Q08 to 11.1 cents in 3Q09.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled a gain of US$0.4 million in 3Q09, compared to a loss of US$32.4 million in 3Q08.

Interest expense.  Interest expense totaled US$8.1 million in 3Q09, a 22% decrease from interest expense of US$10.4 million in 3Q08, primarily as a result of lower rates on variable rate debt.
Interest capitalized.  Interest capitalized totaled US$0.1 million in 3Q09, a 63.9% decrease from 3Q08.
Interest income. Interest income totaled US$2.2 million, a 23.6% decrease from interest income of US$2.9 million in 3Q08, mostly a result of lower rates.
Other, net.  Other net totaled a gain of US$6.1 million in 3Q09, mainly related to a US$5.1 million non-cash gain related to the mark-to-market of fuel hedge contracts.

About Copa Holdings

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 144 daily scheduled flights to 45 destinations in 24 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Barranquilla, Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, Aero Republica has direct flights to Caracas, Venezuela from the cities of Bogota and Cartagena.

CONTACT: Copa Holdings S.A.

Investor Relations:
Ph: (507) 304-2677
www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.

Operating data

	Unaudited	Unaudited	%	Unaudited	%
	3Q09	3Q08	Change	2Q09	Change

Copa Holdings (Consolidated)
Revenue passengers carried (thousands)	1,475	1,302	13.3%	1,270	16.2%
Revenue passengers miles (RPMs) (mm)	1,930	1,779	8.5%	1,676	15.2%
Available seat miles (ASMs) (mm)	2,545	2,300	10.7%	2,438	4.4%
Load factor	75.8%	77.3%	-1.5 p.p.	68.7%	7.1 p.p.
Break-even load factor	59.7%	64.5%	-4.8 p.p.	59.7%	0.0 p.p.
Yield (cents)	15.9	18.6	-14.2%	15.6	2.0%
RASM (cents)	12.7	15.2	-16.2%	11.4	11.7%
CASM (cents)	10.9	12.7	-14.0%	9.9	10.5%
Adj.CASM - excl. special charges and fuel (cents)	7.2	7.3	-1.4%	7.1	1.6%
Fuel gallons consumed (mm)	35.6	32.4	9.7%	33.7	5.5%
Average price of Fuel - Net of Hedges (US$)	2.24	3.81	-41.1%	2.04	10.0%

Copa Segment
Revenue passengers miles (RPMs) (mm)	1,643	1,536	7.0%	1,429	15.0%
Available seat miles (ASMs) (mm)	2,136	1,914	11.6%	2,045	4.5%
Load factor	76.9%	80.3%	-3.4 p.p.	69.9%	7.0 p.p.
Break-even load factor	58.1%	65.1%	-7.0 p.p.	60.8%	-2.7 p.p.
Yield (US$ cents)	15.1	17.1	-11.6%	14.7	3.1%
RASM (cents)	12.4	14.6	-15.1%	10.9	13.8%
CASM (cents)	9.8	11.9	-17.8%	9.5	2.7%
Adj.CASM - excl. special charges and fuel (cents)	6.6	6.8	-3.1%	6.7	-1.4%
Fuel gallons consumed (mm)	29.1	26.2	11.2%	27.3	6.4%
Average price of Fuel - Net of Hedges (US$)	2.26	3.69	-38.8%	2.12	6.6%

Aero Republica Segment
Revenue passengers miles (RPMs) (mm)	287	243	18.3%	247	16.4%
Available seat miles (ASMs) (mm)	409	386	6.0%	393	4.2%
Load factor	70.2%	62.9%	7.3 p.p.	62.8%	7.4 p.p.
Break-even load factor	65.6%	58.3%	7.3 p.p.	54.1%	11.5 p.p.
Yield (cents)	20.6	27.8	-26.0%	21.2	-2.8%
RASM (cents)	15.7	19.1	-18.0%	14.4	9.1%
CASM (cents)	18.1	17.6	2.5%	12.1	49.6%
Adj.CASM - excl. special charges and fuel (cents)	11.1	11.0	0.8%	9.3	18.8%
Fuel gallons consumed (mm)	6.5	6.3	3.6%	6.4	1.5%
Average price of Fuel - Net of Hedges (US$)	2.18	4.32	-49.6%	1.70	28.2%

Copa Holdings, S.A.

Income Statement - USGAAP

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	3Q09	3Q08	Change	2Q09	Change
Operating Revenues
Passenger Revenue	307,438	330,319	-6.9%	261,743	17.5%
Cargo, mail and other	16,298	18,596	-12.4%	15,896	2.5%
Total Operating Revenue	323,736	348,915	-7.2%	277,639	16.6%

Operating Expenses
Aircraft fuel	80,812	124,678	-35.2%	68,889	17.3%
Salaries and benefits	39,059	35,247	10.8%	38,223	2.2%
Passenger servicing	28,839	25,885	11.4%	25,129	14.8%
Commissions	15,889	17,600	-9.7%	12,700	25.1%
Reservations and sales	15,993	14,048	13.8%	13,149	21.6%
Maintenance, material and repairs	18,195	15,198	19.7%	21,559	-15.6%
Depreciation	11,926	11,132	7.1%	11,966	-0.3%
Flight operations	15,511	14,751	5.2%	15,071	2.9%
Aircraft rentals	11,911	10,245	16.3%	11,487	3.7%
Landing fees and other rentals	8,557	8,597	-0.5%	7,798	9.7%
Other	16,545	14,461	14.4%	14,917	10.9%
Special fleet charges	14,599	-	n/a	-	n/a
Total Operating Expense	277,836	291,842	-4.8%	240,888	15.3%

Operating Income	45,900	57,073	-19.6%	36,751	24.9%

Non-operating Income (Expense):
Interest expense	(8,090)	(10,385)	-22.1%	(8,520)	-5.0%
Interest capitalized	141	391	-63.9%	233	-39.5%
Interest income	2,217	2,903	-23.6%	2,211	0.3%
Other, net	6,139	(25,263)	-124.3%	27,602	-77.8%
Total Non-Operating Income/(Expense)	407	(32,354)	-101.3%	21,526	-98.1%

Income before Income Taxes	46,307	24,719	87.3%	58,277	-20.5%

Provision for Income Taxes	3,168	1,745	81.5%	3,115	1.7%

Net Income	43,139	22,974	87.8%	55,162	-21.8%

Basic EPS	1.00	0.53	87.1%	1.27	-21.8%
Basic Shares	43,344,371	43,194,566	0.3%	43,337,693	0.0%

Diluted EPS	0.99	0.53	86.8%	1.26	-21.8%
Diluted Shares	43,710,245	43,490,728	0.5%	43,684,875	0.1%

Copa Holdings, S.A.
Balance Sheet – USGAAP
(US$ Thousands)

	September 30,	June 30,	September 30,
	2009	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$264,976	$298,479	$200,272
Short-term investments	102,778	87,544	152,942
Total cash, cash equivalents and short-term investments	367,754	386,023	353,214

Accounts receivable, net of allowance for doubtful accounts	90,722	80,035	103,362
Accounts receivable from related parties	5,425	3,218	1,710
Expendable parts and supplies, net of allowance for obsolescence	23,138	22,481	17,167
Prepaid expenses	22,277	27,207	26,689
Other current assets	5,465	3,835	8,954
Total Current Assets	514,781	522,799	511,096

Long-term investments	8,577	8,293	23,055

Property and Equipment:
Owned property and equipment:
Flight equipment	1,436,216	1,428,433	1,309,928
Other equipment	61,379	59,728	53,406
	1,497,595	1,488,161	1,363,334
Less: Accumulated depreciation	(210,067)	(198,324)	(164,820)
	1,287,528	1,289,837	1,198,514
Purchase deposits for flight equipment	165,370	122,364	68,738
Total Property and Equipment	1,452,898	1,412,201	1,267,252

Other Assets:
Net pension asset	2,003	1,832	1,463
Goodwill	25,369	22,588	22,421
Intangible asset	37,197	33,119	32,876
Other assets	34,413	32,738	30,811
Total Other Assets	98,982	90,277	87,571
Total Assets	$2,075,238	$2,033,570	$1,888,974

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$129,315	$157,040	$119,150
Accounts payable	49,825	49,552	56,030
Accounts payable to related parties	9,060	6,771	8,453
Air traffic liability	186,985	157,056	214,641
Taxes and interest payable	41,761	39,346	39,437
Accrued expenses payable	45,490	39,902	44,966
Other current liabilities	18,924	20,970	15,453
Total Current Liabilities	481,360	470,637	498,130

Non-Current Liabilities:
Long-term debt	771,184	791,612	762,977
Post employment benefits liability	2,326	2,208	1,846
Other long-term liabilities	12,844	11,158	9,625
Deferred tax liabilities	10,685	9,839	6,280
Total Non-Current Liabilities	797,039	814,817	780,728

Total Liabilities	1,278,399	1,285,454	1,278,858

Shareholders' Equity:
Class A - 31,135,174 shares issued and 30,564,342 shares outstanding	20,858	20,858	20,761
Class B - 12,778,125 shares issued and outstanding	8,722	8,722	8,722
Additional paid in capital	17,292	16,009	12,299
Retained earnings	747,597	704,523	568,297
Accumulated other comprehensive income (loss)	2,372	(1,996)	38
Total Shareholders' Equity	796,841	748,116	610,117
Total Liabilities and Shareholders' Equity	$2,075,239	$2,033,570	$1,888,975

Copa Holdings, S.A.

NON-GAAP FINANCIAL MEASURE RECONCILIATION

This press release includes the following non GAAP financial measures: Adjusted CASM, Adjusted CASM Excluding Fuel, Adjusted EBITDAR, Adjusted Operating Income, Adjusted Net Income and Adjusted EPS.   This supplemental information is presented because we believe it is a useful indicators of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable US GAAP measures, in particular operating income and net income. The following is a reconciliation of these non-GAAP financial measures to the comparable US GAAP measures:

Reconciliation of EBITDAR
Excluding Special Items	3Q09	3Q08	2Q09

Net income as Reported	$43,139	$22,974	$55,162

Interest Expense	(8,090)	(10,385)	(8,520)
Capitalized Interest	141	391	233
Interest Income	2,217	2,903	2,211
Income Taxes	(3,168)	(1,745)	(3,115)
EBIT	52,039	31,810	64,353

Depreciation and Amortization	11,926	11,132	11,966
EBITDA	63,965	42,942	76,319

Aircraft Rent	11,911	10,245	11,487
Other Rentals	3,772	3,926	3,345
EBITDAR	$79,648	$57,113	$91,150

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments (1)	(5,089)	22,848	(27,069)
Special fleet charges (2)	14,599	-	-
Adjusted EBITDAR	$89,158	$79,961	$64,081

Reconciliation of Operating Income
Excluding Special Items	3Q09	3Q08	2Q09

Operating Income as Reported	$45,900	$57,073	$36,751

Special Items (adjustments):
Special fleet charges (2)	14,599	-	-
Adjusted Operating Income	$60,499	$57,073	$36,751

Reconciliation of Net Income
Excluding Special Items	3Q09	3Q08	2Q09

Net income as Reported	$43,139	$22,974	$55,162

Special Items (adjustments):
Unrealized gain (loss) on fuel hedging instruments (1)	(5,089)	22,848	(27,069)
Special fleet charges (2)	14,599	-	-
Adjusted Net Income	$52,649	$45,822	$28,093

Shares used for Computation (in thousands)
Basic	43,344	43,195	43,338
Diluted	43,710	43,491	43,685

Adjusted earnings per share
Basic	1.21	1.06	0.65
Diluted	1.20	1.05	0.64

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	3Q09	3Q08	2Q09
Operating Costs per ASM as Reported	10.9	12.7	9.9
Aircraft fuel per ASM	3.2	(5.4)	(2.8)
Operating Costs per ASM excluding fuel	7.7	7.3	7.1
Special Items (adjustments):
Special fleet charges per ASM (2)	(0.6)	-	-
Operating expenses per ASM excluding fuel and special items	7.2	7.3	7.1

FOOTNOTES:
(1)
Includes unrealized (gains)/losses resulting from the mark-to-market accounting for changes in the fair value of fuel hedging instruments.  For 3Q09 and 2Q09 period the Company recorded unrealized fuel hedge gains of US$5.1 million and 27.1million, respectively.  In 3Q08, the Company recorded an unrealized fuel hedge loss of US$22.8 million.

(2)
Special fleet charges for the 3Q09 period include a US$14.6 million special charge related to the accrual of costs associated with the retirement of four MD-80 aircraft as a result of Aero Republica’s transition to an all Embraer-190 fleet.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 11/12/2009
	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO